September 17, 2010

John Reynolds- Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liz Claiborne, Inc. Form 10-K for FYE January 2, 2010 Filed February 23, 2010 DEF14A for Annual Meeting on May 27, 2010 Filed April 13, 2010 File No. 1-10689

Dear Mr. Reynolds:

This letter responds to the comments set forth in your letter dated August 2, 2010 (the “Comment Letter”) regarding (i) the Liz Claiborne, Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended January 2, 2010, filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2010, and (ii) the DEF 14A for Annual Meeting on May 27, 2010, filed with the Commission on April 13, 2010.

For your convenience, the Company’s responses are presented below, with the comments reproduced in italics.

Form 10-K for FYE January 2, 2010

1. We note your response letter dated May 26, 2010 and submitted June 9, 2010 states that you will file the Second Amended and Restated Credit Agreement in its entirety as an exhibit to your quarterly report on Form 10-Q for the quarter ended June 30, 2010 or earlier as an exhibit to a current report. We also note that you filed a Form 8-K on May 6, 2010 which appears to have as Exhibit 10.1 the Second Amended and Restated Credit Agreement. It appears that the exhibit as filed does not have all of the schedules or exhibits to the exhibit. Please file the exhibit in its entirety in your next periodic report or advise.

Response

On August 3, 2010, the Company filed Form 10-K/A, which included as Exhibit 10(z) the Second Amended and Restated Credit Agreement with all schedules and exhibits thereto.

DEF14A for Annual Meeting May 27, 2010

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response

In preparing the Company’s Annual Report on Form 10-K and Definitive Proxy Statement, the Company reviewed its compensation policies and practices and concluded that disclosure under Item 402(s) of Regulation S-K concerning the Company’s compensation policies and practices for its employees was not necessary, as such policies and practices are not reasonably likely to have a material adverse effect on the Company.

The Company inventoried and assessed its compensation plans applicable to all employees including its named executive officers. This assessment evaluated the metrics, targets, performance payout range, scope, market alignment and elements of risk associated with these compensation plans. At the direction of the Compensation Committee, Company management consulted with Semler Brossy Consulting Group, LLC, an independent, third-party executive compensation firm engaged by the Company’s Compensation Committee during this review, and then reviewed the findings from this assessment with the Company’s Compensation Committee. Based on this review, a determination was made that the Company’s compensation policies and practices did not encourage risk-taking that is reasonably likely to have a material adverse effect on the Company. Factors considered in making this determination included, for example, the following:

•     That the fundamental goals of the Company’s compensation programs are to motivate executives to drive-capital efficient profitable growth and to build long-term organizational capabilities that will deliver shareholder value over time.

•     The mix between short-term and long-term compensation, which is also discussed in “Compensation Discussion and Analysis.”

•     The Company does not offer significant short-term incentives that would reasonably be considered as motivating conduct that is not consistent with the long-term goals of the Company. The Company’s short-term incentive awards are generally formula based with achievement based on multiple metrics, intended to be complementary and counterbalancing, which, in the Company’s view, reward performance without incentivizing inappropriate risk-taking.

•     The Company’s long-term incentive awards are intended to align the interests of the Company’s executives with those of stockholders by linking a meaningful portion of their compensation to value creation over a multi-year period. For example, the time-based vesting over a three-year period for stock option and restricted stock unit awards ensures that our employees’ interests align with those of the Company’s stockholders and mitigates incentive for short-term risk taking behavior.

•     That senior executives, including Named Executive Officers, are subject to stock ownership guidelines adopted by the Compensation Committee.

•     That the Company periodically reviews its compensation programs and practices as discussed in “Compensation Discussion and Analysis.”

•     That the Company’s compensation plans are market competitive plans within the zone of good practice for the industry within which the Company competes.

•     That the Compensation Committee is comprised of Directors determined by the Company’s Board of Directors to be independent under New York Stock Exchange Governance Standards and the Company’s Corporate Governance guidelines.

•     This Committee oversees risks arising from the Company’s compensation policies and practices and monitors the Company’s compensation structure and any potential to cause inappropriate risk-taking behavior.

•     This Committee is responsible for determining the goals and objectives, and making determinations on salary and bonus, for the Chief Executive Officer, for approving salaries and bonuses for the other executive officers, and for making all award decisions regarding equity-based compensation plans.

* * * *

Please contact me at (201) 295-7833 if you have any questions with respect to this letter.

Very truly yours,

LIZ CLAIBORNE, INC.

By: /s/Christopher T. Di Nardo
Name: Christopher T. Di Nardo, Esq.
Title: Vice President, Deputy General Counsel
and Assistant Secretary

cc:	Andrew Warren
Nicholas Rubino